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September 2, 2016

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Joel Parker, Senior Assistant Chief Accountant
Ruairi Regan, Staff Attorney
Brigitte Lippmann, Staff Attorney
Myra Moosariparabil, Staff Accountant

Re:	Fulgent Genetics, Inc.
Draft Registration Statement on Form S-1
Submitted July 15, 2016
CIK No. 0001674930

Dear Mr. Reynolds:

On behalf of our client, Fulgent Genetics, Inc. (the “Registrant”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Registrant dated August 26, 2016, with respect to the draft registration statement on Form S-1 confidentially submitted by the Registrant to the Commission on August 17, 2016 (such submission, “Confidential Submission No. 3,” and such registration statement, the “Registration Statement”). For convenience, the numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter, and the text of each of the Staff’s comments appears in bold and italicized type and the Registrant’s response appears immediately after each comment in regular type. Capitalized terms used and not defined herein have the meanings given to them in the Registration Statement.

If the Staff would like marked copies of the Registration Statement as publicly filed with the Commission on the date hereof (the “Public Filing”) marked against Confidential Submission No. 3, please so advise and we would be happy to provide them. All page-number references contained in the responses below correspond to the page numbers in the Public Filing of the Registration Statement.

September 2, 2016

Page Two

General

1.	We note your response to comment 4; however, we also note that Fulgent LLC will be your wholly owned subsidiary pursuant to the reorganization and that you will be a holding company with no material assets other than 100% of the equity interests in Fulgent LLC. Therefore, please provide us with a detailed analysis describing the facts that you relied on for the Section 4(a)(2) exemption in connection with the Pharma Split-Off, including the number of offerees, the nature of the investors and the information you provided to the offerees.

Response:

In response to the Staff’s comment, the Registrant has amended its disclosure on page II-4 of the Public Filing of the Registration Statement to describe the facts relied upon for the Section 4(a)(2) exemption in connection with the Pharma Split-Off.

Summary Consolidated Financial and Other Data

Consolidated Balance Sheet Data, page 11

2.	Please tell us why you have not recorded a pro forma balance sheet adjustment for the distribution of approximately $4.6 million to Mr. Hsieh as a return of capital contribution.

Response:

In response to the Staff’s comment, the Registrant has amended its disclosure on page 11, as well as on pages 50-51 (Capitalization) and 52-53 (Dilution), of the Public Filing of the Registration Statement to provide pro forma adjustments for the distribution of approximately $4.6 million to Mr. Hsieh as a return of capital contribution.

* * * * * * *

We appreciate your time and attention to the responses to the Staff’s comments set forth in this letter and the Public Filing of the Registration Statement filed on the date hereof. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. Please direct any such questions or requests to me at (858) 720-5141 (telephone) or sstanton@mofo.com (electronic mail). Please also direct any further comments via electronic mail to me, Sara Terheggen (sterheggen@mofo.com), Lisa Abbot (labbot@mofo.com) and Paul Kim (paulkim@fulgentgenetics.com).

Very truly yours,

/s/ Scott M. Stanton

Scott M. Stanton

cc:	Sara L. Terheggen, Esq., Morrison & Foerster LLP

Lisa H. Abbot, Esq., Morrison & Foerster LLP

Ming Hsieh, President and Chief Executive Officer, Fulgent Genetics, Inc.

Paul Kim, Chief Financial Officer, Fulgent Genetics, Inc.